Free Writing Prospectus

Filed pursuant to Rule 433

Registration Number 333-189375

LYB International Finance B.V.

$1,000,000,000 4.875% Guaranteed Notes due 2044

Pricing Term Sheet dated February 25, 2014

Issuer:	LYB International Finance B.V.

Parent Guarantor:	LyondellBasell Industries N.V.

Security Description:	4.875% Guaranteed Notes due 2044

Distribution:	SEC-registered

Principal Amount:	$1,000,000,000

Coupon:	4.875%

Maturity:	March 15, 2044

Offering Price:	98.831% of face amount

Yield to Maturity:	4.950%

Spread to Benchmark Treasury:	+130 basis points

Benchmark Treasury:	UST 3.750% due November 15, 2043

Benchmark Treasury Price and Yield:	101-25+; 3.650%

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2014

Optional Redemptions:

Make Whole Call:	T+20 basis points (at any time before September 15, 2043)

Par Call:	At any time on or after September 15, 2043

Change of Control:	Puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any

Trade Date:	February 25, 2014

Settlement:	February 28, 2014 (T+3)

CUSIP/ ISIN:	50247V AC3 / US50247VAC37

Expected Ratings*:	Baa1 / BBB (stable /stable)

Denominations/Multiple:	$2,000 / $1,000

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Co-Managers:	HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mizuho Securities USA Inc.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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